Exhibit 99.1

Autoriteit
Financiele Markten

[GRAPHIC OMITTED]

FORM FOR THE DISCLOSURE OF SECURITIES TRANSACTIONS IN THE OWN ISSUING
INSTITUTION

Form for the disclosure of securities transactions in the own issuing institution

Part I


1.  Name of issuing institution               : New Skies Satellites N.V.

2.  Name of person obliged to notify          : New Skies Satellites N.V.

Sort of security
----------------

3.  Sort of security                          : Ordinary shares

    (Share/Bond/Option/Warrant/other)

4.  To be filled out if applicable:

    Nominal value of the security:            0.05 EUR

    Option series (call option/put option)

    Exercise price:

    Expiration date:


Transaction in the security indicated in questions 3 and 4
----------------------------------------------------------

5.  Date of the transactions                25-11-2002   26-11-2002   27-11-2002

6a. Number of securities acquired in the
      transaction:                          75,000       75,000       75,000

 b. Number of securities sold in the
      transaction:

7.  Price of the securities:                3.53 Eur     3.57 Eur     3.40 Eur

8.  Open/Close (in case of options)



To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:


Andrew R. Duva
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Name

Roosevelt plantsoen 4                                 29-11-2002
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Address                                               Date

2517 KR The Hague, The Netherlands                    /s/ A. Duva
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Postal code & city & country                          Signature